FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Announces Executive Appointments

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contacts: Art Ayres Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968	Marla Gale Fleishman-Hillard Canada Inc. Telephone: 416.214.0701 Fax: 416.214.0720

Micrologix Announces Executive Appointments

Vancouver, April 2, 2001 Micrologix Biotech Inc. is pleased to announce the following senior management appointments:

     Arthur J. Ayres, CA                   Vice President, Finance & Administration and CFO

     C. Robert Cory, Ph.D., MBA     Vice President, Business Development

     H. David Friedland, M.D.            Vice President, Clinical Development

     Patricia J. McNicol, Ph.D             Vice President, Research

"It gives me great pleasure to see these dedicated professionals assume greater responsibility within the company," said William J. (Bud) Foran, President, CEO and Chairman of Micrologix. "Collectively, this group has served Micrologix for more than 20 years and we have benefited enormously from their expertise. We look forward to their continued contributions as Micrologix advances the commercialization of its novel anti-infectives."

Mr. Ayres joined Micrologix in November 1994 as Controller and was appointed Director of Finance in February 2000. He is a Chartered Accountant and has a B.A. (Hon.) in Commerce and Computer Science from Simon Fraser University. With more than 19 years of management, finance and related experience, Mr. Ayres has played a vital role in Micrologix management team including assisting in raising over $75 million and the listing of Micrologix shares on the Toronto Stock Exchange. In addition to overseeing the business affairs of Micrologix, Mr. Ayres will direct Micrologix financial strategy with emphasis on generating shareholder value and ensuring Micrologix remains well capitalized.

Dr. Cory joined Micrologix in May 1995 as Manager, Business Development and was appointed Director, Business Development in November 1998. He has over 10 years of experience in both technical and managerial positions in biotechnology and health science. Dr. Cory holds a Ph.D. in Biochemistry from the University of Waterloo and an MBA in finance and strategic planning from the Wilfrid Laurier School of Business and Economics. In addition to managing Micrologix intellectual property portfolio, Dr. Cory directs the implementation of Micrologix partnering strategy and is actively involved in sourcing and negotiating with potential industry partners and collaborators. With his joint backgrounds in science and business Dr. Cory contributes significantly to the Company's commercialization activities.

Dr. Friedland joined Micrologix in January 1997 as Head, Preclinical Development and was appointed Director, Clinical Development in October 1999. After receiving his M.D., Dr. Friedland specialized in Medical Microbiology and received his Master of Medicine (MMED) from the University of the Witwatersrand, South Africa. He has 10 years of experience in clinical medicine, specializing in infectious disease. Dr. Friedland has been integral in advancing Micrologix three drug candidates into clinical trials, including obtaining fast track designation from the FDA on the Company's lead product, MBI 226, currently in Phase III clinical trials. His responsibilities include directing Micrologix clinical programs, interacting with the FDA and supervising the contract research organizations that conduct studies on Micrologix behalf.

Dr. McNicol joined Micrologix in January 1997 as Group Leader, Microbiology. She was appointed Director of Research (Acting) in November 1998 and Director of Research in October 1999. She holds a Ph.D. in Medical Microbiology from the University of Manitoba. Prior to joining Micrologix, Dr. McNicol spent 12 years in progressively senior research and administrative positions in academic and public health science organizations working in the fields of molecular virology, epidemiology and antimicrobial resistance. She leads the Company's research program, including drug discovery, drug delivery and support of products in clinical trials. In addition, Dr. McNicol is involved in discussions with potential collaborators and partners from a research perspective.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.